                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
               Pursuant to Section 12(b) or (g) of The Securities
                              Exchange Act of 1934


                        PENTAGENIC PHARMACEUTICALS, INC.
             (Exact name of Registrant as specified in its charter)



               NEVADA                                    95-4695073
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)


       13139 RAMONA BLVD., SUITE G
          IRWINDALE, CALIFORNIA                                  91706
  (Address of principal executive office)                     (Zip Code)




               Registrant's telephone number, including area code:


                                 (626) 851-9818



           Securities registered pursuant to Section 12(b) of the Act:


                                      NONE



           Securities registered pursuant to Section 12(g) of the Act:


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                                 (Title of Class)

                                     PART I

ITEM 1   BUSINESS.

GENERAL

     Pentagenic Pharmaceuticals, Inc. (the "Company") was formed on July 1, 1998, by Professor Zhen Hua Yang, members of her family and a number of other Chinese nationals and residents, in order to create a United States corporation that would be separately financed and independent of, although affiliated through stock ownership and management control with, the 851 Company (China) and the Cai Tai Zhenhua 851 Marketing Health Food Company (China) (the "851 Marketing Company"), which were founded by Professor Yang and currently conduct business in China. The Company was established for two primary purposes. First, the Company will serve as the exclusive distributor in China of nutritional supplements and over-the-counter consumer health care products developed and produced by Rexall Sundown Inc., one of the largest manufacturers and distributors of such products in the United States. Through its relationship with the 851 Marketing Company, which has established a network of over 100,000 independent representatives in China, the Company believes that it can quickly begin selling Rexall Sundown products to the more than one billion consumers in the Peoples Republic of China. In addition, the Company seeks to establish a chain of retail health food stores throughout China, the first of which is already open and operating in Fujian, China. Secondly, it is contemplated that the Company will be the vehicle through which the marketing and sale of 851 Company products that were developed and currently are produced, widely distributed and highly regarded, in China can be significantly expanded. It is anticipated that the Company's efforts to expand the distribution and sale of these 851 Company products in the United States will include the development of either or both of an independent distributor network and direct response marketing programs. The Company anticipates that it will need to raise up to $5,000,000 in equity or debt capital within the next 12 months to finance the full implementation of its plan of proposed operations.

     On July 20, 1998, as part of its acquisition of the manufacturing facility, the Company became party to an agreement with Rexall Sundown, pursuant to which the Company has the exclusive right to distribute certain Rexall Sundown products (the "Rexall Sundown Products") in the Peoples Republic of China


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(the "Exclusive Distribution Agreement"). Rexall Sundown currently produces over 1,500 products, including multivitamins, minerals, herbals, homeopathic remedies, skin care products and over-the-counter pharmaceuticals, all of which are covered by the Exclusive Distribution Agreement. The Company will purchase most of the products from Rexall Sundown in bulk (tablets, capsules or powder) and ship them to China. Once the products arrive in Fujian, China, the plant there will complete the final packaging and labeling. Finished products will then be distributed by the Company throughout China under separate arrangements with the 851 Marketing Company. See "Marketing and Distribution" below.

     In July 1998, the Company also acquired certain rights to a number of proprietary products owned by the 851 Marketing Company, and a 96,000 square foot manufacturing, research, development and housing facility in Fujian, China, in exchange for shares of the Company's Common Stock. As a consequence, the Company currently holds the exclusive right to market and sell, throughout the world except within China, products based upon the patented Magic 851 formula which was originally developed for the 851 Marketing Company by Professor Zhen Hua Yang, the Chairman of the Board and Chief Executive Officer of the Company. These products (the "851 Products") consist of six formulations that currently are being sold in China by the 851 Marketing Company, which also previously sold the products in limited quantities in the United States through independent distributors. The Company will endeavor to enhance the marketing and distribution of 851 Products in the United States, which will be sold in the United States under the brand names PATENTED MAGIC 851, LEAN FIGURE, MEMOMAX, FEMINAID, SKIN ANGEL and INTIMATE ENERGIZER. As nutritional supplements, the Company's products are classified as foods and do not require approval from the United States Food and Drug Administration ("FDA"), although product labeling and advertising must meet guidelines established by the FDA, as well as those of the United States Federal Trade Commission. The PATENTED MAGIC 851 product, which contains a variety of natural ingredients believed to have anti-carcinogenic properties, has won several international awards, was designated as the official nutrient of the Asian Olympics, and was granted the status of "supplemental drug for the treatment of cancer" by the China Food and Drug Administration in 1993. However, this product will be marketed in the United States only as a nutritional supplement, in strict compliance with the health claim regulations adopted by the FDA.


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

     The manufacturing facility meets the guidelines of the Chinese governmental agencies to manufacture pharmaceutical products and is certified by the Chinese government as a GMP plant. The manufacturing facility is located in China's Free Trade Industrial Zone which provides for substantially reduced import and export tariffs. This will greatly benefit the Company in its relationship with Rexall because it can do the final packaging of all Rexall products imported for sale in China at the factory and thus greatly reduce the tariffs it incurs.

     The Company is a Nevada corporation whose headquarters are located at 13139 Ramona Boulevard, Suite G, Irwindale, California 91706, and its telephone number is (626) 851-9818.

INDUSTRY OVERVIEW

     Over the past few years, public awareness of the positive effects of vitamins and nutritional supplements has grown in China, the United States, and throughout the world, due to the numerous reports in health and scientific journals. Recent studies have indicated a correlation between the regular consumption of selected vitamins and nutritional supplements and reduce incidences of conditions such as heart disease, cancer and stroke, and weight loss. The growing acceptance of herbal medicine and holistic health alternatives has further enhanced the sales of nutritional supplements.

     As reported by industry sources, the annual United States retail market for vitamins and nutritional supplements exceeded $4.8 billion in 1995. Based on the 1995 national survey, only 33% of U.S. consumers are taking vitamins and nutritional supplements. The Company believes that the industry has a great potential for growth, especially as consumers become better informed and educated about the benefits of vitamins and nutritional supplements and as more scientific evidence is developed and disseminated confirming the health benefits derived from the regular consumption of vitamins and nutritional supplements.

     During the three years ended December 31, 1997, retail sales in the Pacific Rim by the 851 Marketing Company of Patented Magic 851 grew from $12 million for the year ended December 31, 1995, to $15 million for the year ended December 31, 1996 and $19 million for the year ended December 31, 1997. The Company believes there is a growing demand for quality American-made health products throughout the Pacific Rim and seeks to fill that


                                       3
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niche. When the Chinese health food industry first appeared in China in the late 80s, most available health food products were made in China and marketed with unproven health claims. As the market grew exponentially, more and more sophisticated products have been introduced in China. Today, the Chinese health food industry is one of the fastest growing industries in China, with industry sales exceeding US $2 billion in 1996. The government has adopted many new laws to regulate the health food industry, including strict labeling laws. As a result, traditional Chinese-style health products with hard-to-prove claims are losing market share to Western style health supplements that have been formulated based on scientific research. In recent years, many companies began to import health food products from the United States and other foreign countries to China on a limited scale. The response to American made products from Chinese consumers has been very favorable. However, at present, both the choice of imported health food products and retail outlets dedicated to the sale of these products are very limited in China. The Company believes this suggests enormous potential.

PRODUCT AND MARKET STRATEGIES

     The Company has two distinct strategic marketing and expansion plans, categorized primarily by product origin and targeted market areas.

     The first area of focus is on the implementation of the Exclusive Distribution Agreement to distribute, market and sell Rexall Sundown products to the over one billion consumers in the Peoples Republic of China. This agreement, which gives the Company the right to distribute over 1,500 products, will enable the Company to market what is expected to be the largest, high quality line of American brand name health food supplements available in the Peoples Republic of China. These products include vitamins, nutritional supplements, consumer health products, minerals, herbals, homeopathic remedies, weight management products, skin care products and over-the-counter pharmaceuticals. The Company plans to file for approval in China to market a minimum of ten Rexall products over the next two years, including the following:

     REXALL 2433 CALCIUM 900 SOFT GEL: A product scientifically designed to achieve maximum absorbed by the body. Especially important in women to strengthen bones, held ward off osteoporosis.


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     REXALL 2444 ZOO CHEWS: A complete nutritional supplement for CHILDREN with various animal shaped chewable vitamins.

     REXALL 3113 GINSENG (AMERICAN) 250 MG: Boosts stamina, resists stress and alleviates fatigue. A new extraction process provides the maximum benefit and absorption.

     REXALL 3147 GARLIC SOFT GEL 1000 MG: Boosts immune system. Concentrated garlic supplement specially prepared to guarantee all the active components of fresh garlic without the odor or after-odor.

     REXALL 3007 LECITHIN 1200 MG: Lecithin is an essential fatty substance which is known to help prevent arteriosclerosis and cardiovascular disease and improve brain and liver functioning.

     REXALL 2086 SENIOR-VITE BONUS: An advanced formula specifically designed for seniors with complete Vitamins, Minerals and Anti-Oxidants.

     REXALL 4000 PMS BALANCE: PMS is specially designed for when women have a special time by providing enough Vitamins and Minerals to balance the body suffering.

     REXALL 3009 GELATIN BEAUTY CAP: Dry hair and weak nails that break easily may be signs of Vitamin and Mineral deficiencies, and this is an advanced formula to supplement all of these nutritions.

     REXALL 2816 B-COMPLEX TIMED RELEASE: An advanced formula designed to provide the body with B-Complex with timed release.

     REXALL 2030 STRESS FORMULA: Designed to replenish nutrients exhausted more rapidly under stressful conditions.

     The second area of focus involves the development and establishment of distribution and marketing in the United States for the 851 Products recently acquired from the 851 Marketing Company. It is anticipated that these, and perhaps other products developed and produced in China, will be sold through distributors, mail order and advertising in professional journals.

     The 851 Products that initially will be available from the Company in the United States include the following:


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

     PATENTED MAGIC 851: PATENTED MAGIC 851 is made from concentrated and fermented soybean extract, vitamins, natural herbs, minerals and Amino Acids. The product has won prestigious awards including: the World Fair for Invention's Eureka Gold Medal Award (Brussels, Belgium ); the International Inventor's Cavalier Medal and Success Award (Basel, Switzerland); and the International Food Fair's Silver Award (Beijing, China). It was also selected as the official nutrient of the Asian Olympics. The China Food and Drug Administration granted "Yang Zhen Hua 851" the status of supplemental drug for the treatment of cancer in 1993. The 851 Oral Liquid consists of a variety of natural ingredients believed to be anticinogenic agents.

     LEAN FIGURE: Obesity, currently one of the leading health concerns of Americans, is mainly caused by malnutrition due to a disorder in the endocrine system. LEAN FIGURE allows people to supplement their diet with important amino acids, herbs, and essential vitamins and minerals thus reducing the threat of obesity. LEAN FIGURE increases nutritional balances and detoxifies and strengthens the body's system without interfering with most other medication.

     MEMOMAX: The brain is considered the source of intelligence and the center of life. MEMOMAX is rich with protein, biotin enzymes, polypeptides, cephalin, cerebrin DHA, multi-vitamins, trace minerals, fatty acids and amino and nucleic acids. The product is formulated to enhance nutrition to the brain and to stimulate the composition of brain nucleic acids, albumen and various active neurohumor.

     FEMINAID: FEMINAID is specifically formulated for females. The product enhances female endocrine and blood flow, nourishes the skin and helps to eliminate excess pigmentation. These benefits are believed to prevent senility. The product is formulated with essential elements, fatty acids, choline, Vitamin A, B1, B2, C, E, Proteins and amino acids. FEMINAID was the Exclusive Assigned Beauty Nutrient of the 4th United Nations Women's Conference.

     INTAMATE ENERGIZER: The product is formulated to overcome fatigue, stress and low sexual interest. INTAMATE ENERGIZER is made from 100 % natural nutrients. The Formula for the product is full of unicellular proteins and contains a unique blend of Chinese herbal wisdom and modern technology.

     SKIN ANGELS: SKIN ANGELS combines special sea-life protein, zinc, silica and antioxidants to fortify the skin from within. SKIN ANGELS is formulated to stimulate the growth of new skin cells and has the potential to decrease the skin's aging process.

PRODUCT DEVELOPMENT

     The Company's Chief Executive Officer, Professor Yang, has developed and introduced a number of Magic 851 products in Asia continuously since August 1985. All of these products, including those to be marketed and sold by the Company, have been laboratory tested in clinical studies conducted in China and Japan. Since the formation of the Company, all continuing research and development efforts are being undertaken on behalf of the Company by Professor Yang , with ongoing research occuring at several different research facilities, including at the Fujian plant, in Shanghai, China, at a laboratory leased at the University of Kansas and at a custom research facility at Professor Yang's residence in Kansas. Professor Yang has scheduled clinical studies in Shanghai, China, on new and improved versions of the 851 Products. The Company anticipates increasing from six to ten the number of 851 Products available for sale in the United States within the next two years.

MANUFACTURING AND QUALITY CONTROL

     On July 20, 1998, the Company acquired its 96,000 square foot facility in Fujian, China, which contains a research laboratory, manufacturing capabilities, and housing for Company employees. This plant is located in the Free Trade Industrial Zone of Fujian, China, which enables the Company to greatly reduce import taxes by performing the final packaging functions inside the zone. In addition, the plant has been in operation for several years and its manufacturing operations at this facility meet the requirements for Chinese governmental approvals and is a GMP approved pharmaceutical plant.

     Professor Yang has been directly involved in monitoring the manufacturing and quality control process of the products to be manufactured at the Company's China facility and offered by the United States since their introduction in China over ten years ago. Professor Yang and her staff in China approve all of the raw materials and suppliers, and will continue to be actively involved in overseeing quality control of the manufacturing process on the Company's behalf. The Company believes it has


                                       7
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adequate access to the raw materials used in the manufacture of 851 Products to meet consumer demand for the foreseeable future.

     All of the Rexall Sundown products to be sold by the Company in China will be produced by or for Rexall, with only the final packaging and labeling to be performed by the Company in China. The Company believes that Rexall Sundown is one of the largest and most reputable manufacturers and distributors of over-the-counter supplemental nutritional health products in the United States.

MARKETING AND DISTRIBUTION

     THE REXALL DISTRIBUTION AGREEMENT

     The Company's exclusive distribution agreement with Rexall Sundown provides the Company with the exclusive right to use the Rexall tradename, trademarks, and logos, for a ten-year term in the People's Republic of China. The Company will have access to over 1,500 products currently produced by Rexall. The Company is obligated to make minimum annual purchases from Rexall which increase in accordance with a specified schedule from $500,000 in the first year to $7,500,000 in years seven through ten.

     THE 851 PRODUCTS

     The 851 Marketing Company will continue to market the 851 products in China. The Company will produce the 851 products sold by the 851 Marketing Company in China at its manufacturing facility. The agreement between the 851 Marketing Company and the Company for the wholesale purchase of the 851 products is on terms and conditions which are no less favorable to the Company than they would otherwise obtain from an unrelated third party.

     The Company is currently developing a chain of retail stores. This chain of stores will be a joint venture between the Company and its existing distributors. In return for their cash investment of approximately $75,000, the local distributor will own and operate the store and be given an exclusive territory. The Company and the distributor will each have an 80% ownership in the stores. The Company has already opened its first store in Fujian, China, in March of 1998 which is owned 100% by the 851 Marketing Company. All of the products which the Company advertises on national TV in China will be sold in the retail stores.


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GOVERNMENT REGULATION

     The Chinese government requires that all imported health food products be registered with the Department of Health as general food products, health supplements or health food products. Only health food products can have health-related claims and need to be approved by the government. Rexall Sundown has products in all three categories. The length of the application process is different for different categories of products. Usually it takes 2 months for general food products, 3-6 months for health supplements, and 9-18 months for health food products to obtain approval. The 851 products to be sold by the Company in the United States are processed, formulated, packaged, labeled and advertised under the stringent regulations of the Chinese Food and Drug Administration and Disclosure Laws. In addition, the Company's manufacturing facility was built and is maintained under the guidelines of the Chinese Health Administration.

     However, products sold by the Company in the United States will be subject to the regulations and disclosure requirements of several United States governmental agencies, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Department of Agriculture, and the Postal Service. The Company's products may also be regulated by various agencies of the states, localities and foreign countries in which they are sold.

     The FDA and the FTC are the primary agencies that monitor the health care and direct marketing industries in the United States. Nutritional supplements are classified as foods, and, therefore, they do not require FDA approval. However, product labeling and advertising copy must be within FDA guidelines. FTC regulations also address advertising copy, fraud and specific guidelines for shipping and refunds. The Company's promotional literature presents the effectiveness of ingredients contained in the formula, based on documented studies conducted by reputable independent health care professionals, along with testimonials from satisfied users of the products. In addition, the Company maintains a library of articles and studies cited in its promotional materials as well as the original letters upon which the customers' testimonials are based.

     In November 1991, the FDA issued proposed regulations designed to, among other things, amend its food labeling regulations. The proposed regulations met with substantial


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opposition. In October, 1994, the "Dietary Supplement Health and Education
Act of 1994" (the "Dietary Supplement Law") was enacted. Section 11 of the Dietary Supplement Law provided that the advance notice of proposed rule making by the FDA concerning dietary supplements was null and void. FDA regulations that became effective on June 1, 1994, would require standard format nutrition labeling on dietary supplements. However, because the new Dietary Supplement Law also addresses labeling of dietary supplements, the FDA has indicated that it will not enforce its labeling regulations until January, 1997. In the interim, new regulations are expected to be proposed by the FDA. Because the FDA has not yet reconciled its existing regulations with the new Dietary Supplement Law, the Company cannot determine to what extent changed or amended regulations will affect its business.

     The Dietary Supplement Law did not affect the July 1, 1994 effectiveness of the FDA's health claim regulations. Those regulations prohibit any express or implied claims for dietary supplements unless such claims are approved in advance by the FDA through the promulgation of specific authorizing regulations. Such approvals are rarely provided by the FDA. Therefore, no claim may be made on a dietary supplement label or in printed sales literature, "that expressly or by implication characterizes the relationship of any substance to a disease or health related condition." The Company cannot determine what effect currently proposed FDA regulations, when and if promulgated, will have on its business in the future. Such regulations could, among other things, require expanded documentation of the properties of certain products and scientific substantiation. In addition, the Company cannot predict whether new legislation regulating its activities will be enacted, which new legislation could have a material effect on the Company.

     Since its inception, the Company has had an ongoing compliance program with assistance from experienced FDA legal counsel regarding the nature and scope of food and drug legal matters affecting the Company's business and products. This same compliance program, overseen by the same legal counsel was utilized by the 851 Marketing Company prior to the sale of the 851 Products to the Company. The Company is unaware of any legal action, or notification of any legal action pending by the FDA or any other governmental agencies against the Company.


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COMPETITION

     CHINA

     The growing health food industry in China is very competitive. The Company has determined that national television is the most economical way of introducing a product to China's one billion potential consumers at one time. Such advertising is very costly and a complete distribution network must be in place to capitalize on the resulting demand created by such advertising. The Company believes that it has an advantage over a number of existing and potential competitors for the following reasons: First, for the past ten years, its affiliated entity, the 851 Marketing Company, has been establishing an extensive distribution and manufacturing network which the Company readily utilize. Second, the Exclusive Distribution Agreement with Rexall Sundown gives the Company the ability to distribute one of the broadest lines of high quality, American made products in China. With an established distribution network in place, a reputation for delivering quality products, and the rights to distribute a line of such well known products, the Company anticipates that it is in a favorable position to obtain the capital needed to effectively advertise throughout China on national television and efficiently distribute the Rexall Sundown products in response to anticipated demand from Chinese consumers. Moreover, the Company's acquisition of the manufacturing facility in Fujian, China will enable the Company to produce products at a cost advantage, because it have a lower tax base for the imported Rexall Sundown products.

     UNITED STATES

     The market for vitamins, minerals and nutritional supplements in the United States is also competitive. Competition is based principally upon price, quality of products and referrals. The 851 Products to be sold by the Company in the United States are already well known and respected throughout the Pacific Rim. The Company believes that most US sales to date of these 851 Products have been generated by referrals. The Company plans to provide additional clinical studies in the United States, develop advertising programs and expand its network of local distributors. There are numerous companies that currently offer competing products, and it is expected that additional competing products will be introduced by other companies in the future. In addition, there are a variety of channels of


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distribution for nutritional supplements other than through direct response marketing, including multi-level distributors, specialty retail health and nutrition stores, drug stores and supermarkets. Many of the Company's existing and potential competitors have greater financial, marketing, distribution, and research capabilities than those of the Company. The performance of the Company will depend on its ability to develop and market new products that can gain customer acceptance and loyalty, as well as its ability to adapt its product offerings to meet changing pricing considerations and other market factors.

TRADEMARK AND PATENTS

     The Company owns trademarks registered with the United States Patent and Trademark Office or the equivalent office of certain other countries for its REXALL (CHINA), YANG ZHEN HUA 851, MEMOMAX, LEAN FIGURE, FEMINAID, INTAMATE ENERGIZER, and SKIN ANGELS trademarks and has the rights to use other names in its business. The Company intends to vigorously protects its trademarks against infringement. A U.S. Patent for the Original 851 Product, U.S. Patent #4,877,739, was granted on October 31, 1989.

PRODUCT LIABILITY

     The Company may be subject to significant liability should the consumption of any of its products cause injury, illness or death. There is no assurance that the product liability claims will not be asserted against the Company or that the Company will not be obligated to recall its products. The Company does carry the maximum insurance available for both general liability and product liability, as regulated by the Chinese Governmental Agency. There can be no assurance that this insurance will be adequate to protect the Company against product liability claims. A product recall or a product liability judgment against the Company (regardless of whether covered by its insurer) could have a material effect on the Company's business, financial condition and results of operation.

     With respect to the products acquired from Rexall Sundown for distribution in China, the Company will rely upon the financial strength of Rexall Sundown, and any product liability insurance that it may carry, for indemnification of the Company against unexpected product liability.


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

EMPLOYEES

     In addition to Professor Yang, the Company has a total of four employees in the United States, one is currently involved in general administration and three in customer services and order processing. There are approximately 140 full time employees for the manufacturing, research, and housing facility in Fujian, China. The Company's employees are not represented by a collective bargaining unit. The Company believes that its benefit and wage scale exceeds market, and that it maintains an outstanding relationship with its employees.

ITEM 2  PLAN OF OPERATION.

     Statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including but not limited to statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, including those detailed in this Plan of Operation, as well as those set forth elsewhere herein. The forward-looking statements are made as of the date of this Registration Statement and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

     The Company has formulated its business plans and strategies based on certain assumptions of the Company's management regarding the size of the market for nutritional supplements in China and the United States, the Company's anticipated share of the markets in these countries and the estimated prices for and acceptance of the Company's products. Although these assumptions are based on the best estimates of management, there can be no assurance that these assessments will prove to be correct. No independent marketing studies have been conducted on behalf of, or otherwise obtained by, the Company, nor are any such studies planned. Any future success that the Company might enjoy will depend upon many factors, including factors which may be beyond the control of the Company or which cannot be predicted at this time. These factors may include product obsolescence, increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating


                                       13
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costs including costs of supplies, personnel, and equipment, reduced margins caused by competitive pressures and other factors, and changes in governmental regulations imposed under federal, state or local laws.

     In connection with the incorporation and initial organization of the Company, the Company issued and sold an aggregate of 29,083,225 shares of its Common Stock, to a total of 393 shareholders, for an aggregate of $27,983 in cash plus certain tangible and intangible assets, including the manufacturing facility in Fujian, China and the rights to the 851 Products that will be sold by the Company in the United States.

     Over the next twelve months, management of the Company believes that a total of approximately $5,000,000.00 in cash will be required to fully implement the Company's plan of operations on a timely basis. As of July 31, 1998, the Company had cash on hand of $52,911.00. Accordingly, it will be necessary for the Company to raise an additional $4,900,000.00 during this 12-month period, whether such funds are generated from operations or raised through the issuance of debt or equity securities, if the Company is to achieve the anticipated level of operations during this period.

     In order to quickly establish and start to market Rexall Sundown products in China, the Company needs to spend approximately $2.2 million. Of this total, approximately $1,700,000 will be spent on television advertising for the Company's two new products, the Children's Calcium Supplement and Rexall Calcium 900 Soft Gel. The Children's Calcium Supplement, which is in the last stage of product development - final packaging will be available for test marketing in approximately 40-50 days. Calcium 900 Soft Gel is in a similar stage of development but will need several months for product registration with the Chinese Health Department. A small batch of Calcium 900 Soft Gel was tested in a couple of small towns and the results were very favorable. Most of the Company's regional distributors are very excited about this product. The Company anticipates that it will spend approximately $500,000 for product registration and marketing.

     The Company plans to invest $1.9 million in the chain store operation in China, as a wholly-owned subsidiary. Of this $1.9 million, $200,000 will be used in setting up the central office and for operating expenses for the first year, and $1.5 million is budgeted for expenditures on the establishment of new retail


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stores. Depending on the percentage of ownership, the Company plans to open between thirty and forty stores over the next 12 months. The remaining $200,000 has been budgeted for use in store promotions.

     The manufacturing plant in Fujian, China is capable of handling all the expected packing and labeling needs for the imported Rexall Sundown products. However, in order to improve product quality control the Company intends to reserve $400,000 for equipment upgrades as needed in the next 12 months.

     The Company is currently conducting clinical studies in San Francisco and San Diego for the 851 Oral Liquid. As there is more and more positive feedback for 851 Oral Liquid, the Company plans to do some advertising in professional magazines to increase sales. The Company will allocate $100,000 for advertising for 851 Oral Liquid and other products in order to start building the Company's marketing force in the United States. More funds generated from operations will be allocated to advertising as needed.

     The Company plans to conduct more research in new products and also product improvement. Approximately $400,000 is needed to continue the clinical studies and research for the next 12 months. Professor Yang, Chairperson and CEO of the Company, recently finished a research project of her own and is in the process of applying for a patent. Professor Yang will likely assign a partial interest in the patent to the Company upon approval from the directors' meeting.

     Although the Company has been profitable since inception, it is not anticipated that it will be able to generate internally all of the cash needed to implement its plan of proposed operations over the next 12 months on the full scale currently contemplated. Accordingly, it is anticipated that the Company may be required to reduce or delay implementation of certain aspects of its planned operations unless it raises additional equity or debt financing on a timely basis. Following the effectiveness of this Registration Statement on Form 10-SB, the Company's Common Stock will be eligible for trading by NASD member broker-dealers in the over-the-counter market. However, the Company believes that its ability to raise additional equity or debt capital would be significantly enhanced if its Common Stock were listed on The Nasdaq Small-Cap Market. Accordingly, it is currently anticipated that the Company will apply to have its Common Stock approved for trading on The Nasdaq Small-Cap market as soon as practicable hereafter if and when the Company meets the requirements for such approval. Although the Company believes that it currently meets most of the requirements for an initial listing on The Nasdaq Small-Cap Market, it will be necessary for the Company to satisfy certain additional requirements, including the requirements that there be two market makers for the Company's Common Stock and that the Company's Common Stock must first have obtained a bid price in the over-the-counter market of at least $4.00. There can be no assurance as to when, if ever, the Company's Common Stock will be approved for trading on the Nasdaq Small-Cap market.

     The Company is also considering an initial public offering to raise additional equity capital. It is anticipated that a majority of the net proceeds from such an IPO would be used to accelerate sales of the Rexall Sundown product line, primarily by financing expended marketing and advertising programs such as the use of television infomercials, and by expanding the Company's network of distributors and wholesalers. Management's experience to date suggests that China's consumer market is aware of the benefits to be gained from the consumption of supplemental nutritional health products, but currently has limited access to quality imported products. The Company plans to exploit this perceived but untapped demand through its Exclusive Distribution Agreement with Rexall Sundown which will allow it to immediately begin to distribute quality imported over-the-counter supplemental health food products. The proceeds of an IPO would also be used to expand sales of the 851 Products in the United States through the development of a distribution network and extensive advertising.

     Even if the Company were able to raise the funds which it currently believes are needed, and on a timely basis, no assurance can be given that the Company will not encounter unforeseen difficulties which may cause it to incur unanticipated expenditures that will deplete more rapidly the limited amount of capital to be available to the Company. Moreover, if circumstances indicated that the Company should endeavor to expand its business at a faster rate than that currently planned for, it is likely that the Company would attempt to raise additional capital to accelerate its growth. In all events, the Company's ability to continue operations beyond an initial period of twelve months will depend upon its ability to generate a significant cash flow from its expanding operations. If sufficient cash flow is not being generated at the end of this 12-month period, the Company would be required to seek additional debt or equity capital. There can be no assurance that any additional capital resources which the Company may need will be available to the Company if and when required, or on terms that will be acceptable to the Company. If additional financing is required, or desired, the Company may be required to forego a substantial interest in its future revenues or dilute the equity interests of existing shareholders, and a change in the control of the Company may result.

     Although the management of the Company has had extensive experience in the nutritional supplement and health food industries, the Company itself is a recently formed business entity and has only a limited history of operation. It can be expected that future operating results will continue to be subject to many of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, many of which the Company has no control over. There can be no assurances, therefore, that the Company will be able to achieve or sustain profitability in future periods. Even if the Company's operations prove to be marginally profitable, the value of the Company's Common Stock, and the potential return to investors, could still be substantially diminished by other factors. Consequently, an investment in the Company is highly speculative and no assurance can be given that investors in the Company will realize any return on their investment or that they will not lose their entire investment.

     The Company's operating results may vary significantly due to a variety of factors including changing customer profiles, the availability and cost of raw material, the introduction of new products by the Company or its competitors, the timing of the Company's advertising and promotional campaigns, pricing pressures, general economic and industry conditions that affect customer demand, and other factors.

     Like other distributors of consumer products, the Company will encounter the risk of product returns from its customers. The Company's products are sold with an unconditional, money back guarantee. Any customer who is not satisfied with a Company product for any reason may return the unused portion for a full refund of the purchase price. There can be no assurance that actual levels of returns will not significantly exceed amounts anticipated by the Company.

     For the next 12 months, the Company plans to hire about 30 full time employees in China for chain store operations. For the

United States operation, the Company will hire 2-3 more full time sales representatives.

ITEM 3         DESCRIPTION OF PROPERTIES.

     As of July 30, 1998, the Company owned or leased the following facilities:

                                                                          LEASED
                                                          APPROX.         OR            EXPIRATION
LOCATION             TYPE OF FACILITY                     SQ. FT.         OWNED         DATE
--------             ----------------                     -------         ------        ----------
Fujian, China        Manufacturing-Housing Research &     96,000          Land Lease    May, 2031
                     Development

Lawrence, Kansas     Research Laboratory                  4,000           Lease         February, 1999

Irwindale,           Office Headquarters-Sales            1,000           Lease         February, 1999
California


ITEM 4         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 31, 1998, by
(i) each director and executive officer of the Company, (ii) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, and (iii) all directors and executive officers of the Company as a group. Except as may be indicated in the footnotes to the table, each of such persons has sole voting and investment power with respect to the shares owned, subject to applicable community property laws. The address of each individual listed is in care of the Company at 13139 Ramona Boulevard, Suite G, Irwindale, California, 91706.

                              Name and                      Amount and
                              Address of                    Nature of
                              Beneficial                    Beneficial                   Percent of
Title of Class                Owner                         Owner                        Class
----------------------------- ----------------------------- ---------------------------- ----------------------------
Common Stock                  Zhen Hua Yang                        20,200,000                   69%

Common Stock                  Dejian Liu                            3,699,200                 12.7%

Common Stock                  David Chu                               200,000                     *

Common Stock                  Shangping Liu                             1,000                     *

Common Stock                  James Sakoda                                  0                     *


-----------------------------------------
* LESS THAN ONE PERCENT



ITEM 5         DIRECTORS,  EXECUTIVE OFFICERS,  PROMOTERS AND CONTROL PERSONS;
               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     The directors and executive officers of the Company are as follows:

NAME                                   AGE            POSITION
----                                   ---            --------
Professor Zhen Hua Yang                54             Chairperson of the Board,
                                                      President and Chief
                                                      Executive Officer

Dejian Liu                             27             Treasurer, Chief Operating
                                                      Officer, Secretary and
                                                      Director

David Chu                              54             Chief Financial Officer
                                                      and Director

Shangping Liu                          42             Vice President, 851 China
                                                      Operation and Director

James Sakoda                           60             Vice President, Legal
                                                      Affairs, General Counsel
                                                      and Director

     PROFESSOR ZHEN HUA YANG, founder of the 851 Company in 1985, has served as Chairperson of the Board and Chief Executive Officer since the Company's inception. Professor Yang has over 14 years experience in retail sales and was personally involved in the expansion of the 851 Companies throughout China, Japan, South Korea and numerous Pacific Rim Countries. Professor Yang assisted the 851 Marketing Company in developing a 96,000 sq. ft. manufacturing, research and housing facility in Fujian, China. The 851 Marketing Company has a network of over 2,500 major distributors with over 100,000 representatives throughout China that are presently distributing the 851 products. Professor Yang also consults for numerous Chinese Health Agencies and is well respected for her work in the cancer related studies and agriculture research. Some of her accomplishments and awards are:

         1985         Chinese National Inventor's Convention Award
         1986         Chinese National Honorary Model Teacher's Award
         1987         Eureka Award at the World's Fair in Brussels, Belgium
         1987         Cavalier Medal Award by the King of Belgium
         1987         Chinese National Outstanding Scientist Award
         1988         Silver Award from the Beijing International Food Fair
         1990         Success Award at the International Inventor's Exhibition,
                      Basel, Switzerland
         1992         Awarded as one of the "Top 100 Chinese Entrepreneurs in
                      the Private Sector"
         1993         21st International Inventor's Convention Award, Geneva,
                      Switzerland
         1995         Chinese Delegate to the 4th World Women's Conference of
                      the United Nations.

     DEJIAN LIU, Professor Yang's son, has been involved with the Company and has served as President, Chief Operating Officer and Director since its inception. Prior to his involvement with the Company, he had served as President and Director of the 851 Company where he assisted in developing the United States operation and was a key player in the acquisition of the 96,000 sq. ft. manufacturing, research and housing facility in Fujian, China. Currently, Mr. Liu is concentrating on the expansion of the Company's operations in China: including the marketing of the new 851 products, opening retail health food stores, obtaining governmental approvals and arranging marketing for the new Rexall (China) products.

     DAVID CHU, has been Director and Chief Financial Officer of the Company since its inception. Prior to the inception of the Company, he had served as Chief Financial Officer and Director of the 851 Company since November 1997. Mr. Chu assisted in the negotiation of the Exclusive Distribution Agreement.

     SHANGPING LIU, prior to the formation of the Company, was Vice President of the 851 China operation and a director thereof since 1996. Mr. Liu was Director of International Finance for the Huafu Company in Hong Kong and later transferred to the Securities Department.

     JAMES SAKODA, Vice President, Legal Affairs and General Counsel occupied the same positions with the 851 Company since May 1997. Mr. Sakoda's credentials include degrees from Harvard, Stanford and Columbia Universities. Mr. Sakoda maintains his own law practice.

     The Company's Board of Directors has established an audit committee comprised of Professor Zhen Hua Yang and Dejian Liu, which will meet to consult with the Company's independent auditors concerning their engagement and audit plan, and thereafter concerning the auditor's report and management letter and, with the assistance of the independent auditors, will also monitor the adequacy of the Company's internal accounting controls. The Board has not established separate compensation or nominating committees. Rather, all members of the Company's Board of Directors meet to review and determine the compensation of the Company's executive officers, administer the Company's Stock Option Plan, adopt compensation policies and practices, review and pass upon all transactions with affiliates and other persons having a material financial interest in the Company, and nominate the individuals to be proposed by the Board of Directors for election as directors of the Company.

     Subject to the terms of applicable employment agreements, of which there currently are none, officers are appointed by and serve at the discretion of the Board of Directors. The Directors are elected by the shareholders for a one-year term. Professor Zhen Hua Yang is the mother of Mr. Dijian Liu. No other family relationships exist between any of the executive officers or directors of the Company.

ITEM 6  EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

     As Chief Executive Officer, Professor Yang's annual salary has been established by the Company's board of directors for the first twelve months following incorporation at the sum of $36,000. Each non-employee director will be paid an annual retainer of $1,000, plus $500 for each board and committee meeting attended.

STOCK OPTIONS

The Company's 1998 Stock Option Plan, as amended (the "Stock Option Plan"), authorizes the granting of options to employees that are intended to qualify as "incentive stock options" under the Internal Revenue Code of 1986 ("Incentive Stock Options"), as well as stock options that are not intended to so qualify ("Nonstatutory Options") which may be granted to officers, directors, employees, consultants, and other expected to provide significant services to the Company or its subsidiaries. The Stock Option Plan, which is administered by the Board of Directors, currently covers an aggregate of 1,000,000 shares. The maximum term of a stock option granted under the Stock Option Plan is ten years, but if the optionee at the time of grant has voting power over more than 10% of the Company's Stock, the maximum term is five years. If an option granted expires or terminates, the shares subject to the unexercised portion of that option will become available for the grant of future options under the Stock Option Plan. If an optionee terminates his or her service to the Company, the optionee may exercise only those option shares vested as of the date of termination and must effect such exercise within three months, although the Board of Directors may set a longer period for exercise of stock options. The Stock Option Plan may be amended at any time by the Board of Directors, although certain amendments would require stockholder approval. The Stock Option Plan will terminate in 2003 unless earlier terminated by the Board.

     The exercise price of Incentive Stock Options granted under the Stock Option Plan must be at least equal to the fair market value of the stock subject to the option on the date of grant, except that the exercise price of an Incentive Stock Option granted to an optionee who owns stock possessing more than 10% of the voting power of the Company's outstanding capital stock must equal at least 110% of the fair market value of the stock subject to the option on the date of grant. The exercise price of Nonstatutory Stock Options granted under the Stock Option Plan must be at least equal to 85% of the fair market value of the stock subject to the option on the date of the grant. Payment of the exercise price may be made in cash, promissory notes or other consideration as determined by the Board of Directors.

     As of the date hereof, options to purchase an aggregate of 650,000 shares of Common Stock, at the weighted average exercise price of $.001 per share, have been granted under the Stock Option Plan to a total of four officers, directors, employees and consultants, including options to purchase 400,000 shares granted to David Chu, 200,000 shares granted to Dejian Liu, and 25,000 shares granted to each of Shangping Liu and James Sakoda. See "Principal Stockholders."

ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In July 1998, the Company acquired certain rights to market and sell 851 Products outside of China, and a 96,000 square foot manufacturing, research, development, and housing facility in Fujian, China, in exchange for 1.1 million shares of the Company's Common Stock. See Part I, Item 1, "General". The historical cost of facility was $3,000,000, including $720,000 in land, $2,280,000 in plant building and $1,354,166 in machinery and equipment. The facility was formerly owned by the 851 Marketing Company. Mr. Ling Zhou is the Chief Executive Officer of the 851 Marketing Company, 50% of whose capital stock is owned by Professor Zhen Hua Yang and 50% by 851 Bioengineer Research, Inc. The 851 Company is owned by several independent companies in China and its current Chief Executive Officer is Mr. Xing Shou Dong. Professor Yang owns approximately 50% of the outstanding capital stock of the 851 Company. The Company also sells private labeled products to BESO Pharmaceutics, Inc. (a Nevada corporation), in which both have ownership interests. For a description of certain arrangements between the Company and 851 Marketing Company, see Part I, Item 1, "Marketing and Distribution."

ITEM 8  DESCRIPTION OF SECURITIES.

     The Company is authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value. Holders of the Company's Common Stock will be entitled to one vote per share on all matters to be voted upon by the stockholders, and there will be no cumulative voting for the election of directors. Holders of the Company's Common Stock will be entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution, or winding up of the Company, the holders of the Company's Common Stock will be entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of all debts and other liabilities. Holders of the Company's Common Stock will have no preemptive, subscription, redemption or conversion rights.

     The Company acts as its own Transfer Agent and Registrar for the Common Stock.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

     Although it is the intent of the Company to apply and file for registration to have the Common Stock quoted on the NASDAQ Small Cap Market as soon as practicable, there currently is no public market for the Company's Common Stock in the United States and no assurance can be given that an active trading market for the Common Stock will develop or be sustained in the future. The market for the securities of other companies in the same industry as the Company has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the vitamin and supplement industry and the investment markets generally, as well as economic conditions and quarterly variations in the Company's results of operations, may adversely affect any market price of the Company's Common Stock that may develop.

     As of July 31, 1998, there were 393 holders of record of shares of the Company's Common Stock and the no holders of record of warrants or options for the Company's common or preferred stock, including shares and warrants held in "street" or "nominee" names for an undetermined number of beneficial holders. No shares of Preferred Stock had been issued or were outstanding as of July 31, 1998. There are no other options or warrants outstanding or other securities convertible into common stock of the Company.

     The Company presently intends to retain all earnings for the development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of cash dividends will depend on a number of factors, including future expansion, capital requirements, future earnings, the financial condition and prospect of the Company, any restrictions based on future credit agreements and any other factors as may be deemed relevant by the Company's Board of Directors. The Company does not currently have a credit line and has no plans to secure any in the foreseeable future.

ITEM 2  LEGAL PROCEEDINGS

     There are currently no legal proceedings to which the Company is a party or to which any of its properties are subject.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the incorporation and initial organization of the Company, an aggregate of 29,083,225 shares of the Company's Common Stock were issued and sold, of which 27,983,225 shares were issued and sold for an aggregate of $29,083 in cash and an additional 1,100,000 shares were issued as the purchase price for the facilities in Fujian, China and the rights to market the 851 Products in the United States which were acquired from the 851 Marketing Company. See Part I, Item 2, "Plan of Operation" and Part I, Item 7, "Certain Relationships and Related Transactions." No underwriter was involved in the sale of any of these shares. Since all of these shares were issued to nationals and/or residents of China, registration of the issuance and sale thereof under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), was not required, since none of the sales occurred by means of "interstate commerce" as such term is defined in Section 2(7) of the Securities Act.

ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation limits the liability of directors to the maximum extent permitted by Nevada law. Nevada law provides that directors of a Nevada corporation will not be personally liable for monetary damages for breach of the fiduciary duties as directors except for liability as a result of their duty of loyalty to the Company for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or stock transactions, unauthorized distributions of assets, loan of corporate assets to an officer or director, unauthorized purchase of shares, commencing business before obtaining minimum capital, or any transaction from which a director derived an improper benefit. Such limitations do not affect the availability of equitable remedies such as injunctive relief or rescission. In addition, the Company's Bylaws provide that the Company must indemnify its officers and directors, and may indemnify its employees and other agents, to the fullest extent permitted by Nevada law. At present, there is no pending litigation or proceeding involving any director, officer, employee, or agent of the Company where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

PART F/S

                        PENTAGENIC PHARMACEUTICALS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                         ----------
Independent Auditor's Report                                                 F-2

Balance Sheet as of July 31, 1998                                            F-3

Statement of Income for the Month Ended July 31, 1998                        F-4

Statement of Stockholders' Equity for the Month Ended July 31, 1998          F-5

Statement of Cash Flows for the Month Ended July 31, 1998                    F-6

Notes to Financial Statements                                                F-7

ABDEL-MALEK G. YOUSSEF, CPA (C0)

MEMBER:  AICPA, CA SOCPASS, CO SOCPAS, IAAO, IPT, SAA
-------------------------------------------------------------------------------
                                                          2525 Loma Vista Drive
                                                        Alhambra, CA 91803-4336
                                                          Phone: (626) 281-3381
                                                            Fax: (626) 282-4788

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To the Board of Directors
Pentagenic Pharmaceuticals, Inc.
13139 Ramona Blvd., Unit G
Irwindale, CA 91706

I have audited the accompanying balance sheet of Pentagenic Pharmaceuticals, Inc. as of July 31, 1998 and the related statements of income, retained earnings, and cash flows for the month then ended. These Financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I did not audit the newly acquired China facility for the company's acquisition costs, which statements reflect total assets constituting of land, buildings and equipment of $4,354,166, expressed in United States currency. Those statements were audited by another auditor whose reports have been furnished to me, and my opinion, insofar as it relates to the amounts included for these assets, is based solely on the reports of the other auditor.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, based on my audit and reports of the other auditor, the financial statements referred to above present fairly, in all material respects, the financial position of Pentagenic Pharmaceuticals, Inc., as of July 31, 1998, and the results of their operations and their cash flows for the month then ended in conformity with generally accepted accounting principles.

/s/ Abdel-Malek G. Youssef

Abdel-Malek G. Youssef

Alhambra, California
August 15, 1998

                        PENTAGENIC PHARMACEUTICALS, INC.
                                  BALANCE SHEET
                                  JULY 31, 1998
-------------------------------------------------------------------------------

                                     ASSETS

Current Assets:
     Cash                                                         $    52,911
     Inventory                                                        133,287
                                                                  -----------
         Total Current Assets                                         186,198
                                                                  -----------

Fixed Assets, at cost, - net
    Land                                                              720,000
    Plant building                                                  2,280,000
    Machinery & equipment                                           1,354,166
                                                                  -----------
    Total                                                           4,354,166
    Less:  Accumulated depreciation                                    11,323
           Net                                                      4,342,843
                                                                  -----------
  TOTAL ASSETS                                                      4,529,041
                                                                  -----------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable                                              $    15,000
    Taxes payable                                                         228
                                                                  -----------
         Total Current Liabilities                                     15,228
                                                                  -----------
Stockholders' Equity:
    Common Stock                                                       29,083
    Authorized,  50,000,000 shares; Issued and
    outstanding,  29,083,225 shares; Par value, $.001
    per share
    Additional paid-in capital                                        132,185
    Paid-in capital in excess of par value                          4,354,166
                                                                  -----------
    Total                                                           4,515,434
    Deficit                                                           (1,621)
                                                                  -----------
    Total Stockholders' Equity                                      4,513,813
                                                                  -----------
                                                                  -----------
    TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                      $ 4,529,041
                                                                  -----------
                                                                  -----------

    The accompanying notes are an integral part of the financial statements.

                        PENTAGENIC PHARMACEUTICALS, INC.
                                INCOME STATEMENT
                        FOR ONE MONTH ENDED JULY 31, 1998

Gross Sales                                               $  30,000
Less:  Sales returns and allowances                               0
                                                          ---------
Net Sales                                                    30,000
                                                          ---------

Cost of goods sold:
      Inventory, July 1                                     133,287
      Add:  Purchases                                        15,000
                                                          ---------
                                                            148,287
       Total goods available for sale
       Less:  Inventory, July 31                            133,287
                                                          ---------
       Cost of goods sold                                    15,000

                                                          ---------
Gross profit                                                 15,000

                                                             16,621
Operating expenses
                                                          ---------
                                                          ---------
Loss from Operations                                      $  (1,621)
                                                          ---------
                                                          ---------


    The accompanying notes are an integral part of the financial statements.

                        PENTAGENIC PHARMACEUTICALS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                                  JULY 31, 1998

Total shares of common stock authorized                           50,000,000

Issued and outstanding                                            29,083,225

Capital stock                                                   $     29,083

Additional paid-in capital                                           132,185

Paid-in capital in excess of par value                             4,354,166

Balance July 31, 1998                                           $  4,515,434

Deficit                                                         $    (1,621)

Balance, July 31, 1998                                          $  4,513,813
                                                                ------------

    The accompanying notes are an integral part of the financial statements

                        PENTAGENIC PHARMACEUTICALS, INC.
                             STATEMENT OF CASH FLOWS
                        FOR ONE MONTH ENDED JULY 31, 1998

CASH FLOWS FROM OPERATION ACTIVITIES:

Net Loss                                                $   (1,621)

Adjustments to reconcile net loss to net cash
flows from operating activities:
    Depreciation                                             11,323
    Increase in inventory                                  (133,287)
    Increase in accounts payable                             15,228
                                                        -----------
Net Cash Flows Used by Operating Activities                (108,357)
                                                        -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of property and equipment                (4,354,166)
                                                        -----------
                                                         (4,354,166)
Net Cash Flows Used by Investing Activities
                                                        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                                 29,083
    Additional paid-in capital                              132,185
    Paid-in capital in excess of par value                4,354,166
                                                        -----------
Net Cash Flows From Financing Activities                  4,515,434
                                                        -----------
CASH AT END OF PERIOD                                   $    52,911
                                                        -----------
                                                        -----------

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
TRANSACTION

Capital contribution of plant facility and
inventory                                               $4,487,453


    The accompanying notes are an integral part of the financial statements

                    PENTAGENIC PHARMACEUTICALS, INC.
                      NOTES TO FINANCIAL STATEMENTS
                              JULY 31, 1998


NOTE 1.  DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

Pentagenic Pharmaceuticals, Inc. (the "Company"), develops, distributes, markets, and sells, vitamins, nutritional supplements, and consumer health products to primarily the over 40 consumer market. The over forty consumer market is the fastest growing segment of the population and an excellent consumer base for which the quality of life has become one of the most important issues. Supplement nutritional health products fit right in for this particular group which is also concerned about aging and health in general.

The Company, Pentagenic Pharmaceuticals, Inc., which was incorporated under the laws of the State of Nevada on July 1, 1998, has acquired the patented 851 formula. Additionally, on July 20, 1998, the Company acquired the existing 96,000 square feet manufacturing, research, development and housing facility in Fujian, China from the 851 Company (China) for 1,100,000 shares of 144R stock, with current sales in Asia and the United States through its private label. The Company's products are classified as foods and do not require approval from the U.S. Food and Drug Administration("FDA"), however, according to management, the labeling and advertising will meet the guidelines established by the "FDA" and the U.S. Federal Trade Commission ("FTC").

FOREIGN CURRENCY TRANSLATION.

The assets, liabilities, revenue and expense accounts of foreign transactions are translated into U.S. dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process are normally shown in the cumulative translation adjustment account in the stockholders' equity section of the balance sheet. However, due to the short period, there were no gains or losses resulting from foreign currency transactions.

NET INCOME (LOSS) PER SHARE:

Net loss per share of common stock for the month ended July 31, 1998 is $.00006. Net income (loss) per share of common stock

(the "Common Stock"), $.001 par value is calculated by dividing the net income by weighted average shares outstanding during the year.

NEW ACCOUNTING STANDARDS:

SFAS NO. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This pronouncement is not expected to have a material impact on the financial statements of the Company.

INVENTORY:

INVENTORY IS STATED AT THE LOWER OF COST OR MARKET. Cost is determined on the first-in, first-out (FIFO) method.

PLANT & EQUIPMENT: Land, Building, and machinery and equipment are recorded at cost. Depreciation is computed primarily by the straight-line method, over the following estimated useful lives:

                                                           Years

   Machinery and equipment                                  15

   Plant building                                           50

INCOME TAXES:

Deferred income taxes are provided on a liability method whereby deferred tax assets and deferred tax liabilities are recognized for temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

NOTE 2.  PLANT AND EQUIPMENT:

The components of property and equipment are as follows:

 Land                                                   $   720,000
 Buildings (96,000 sq ft)                                 2,280,000
 Machinery and Equipment                                  1,354,166
                                                        -----------
 TOTAL                                                    4,354,166
 Less accumulated depreciation                               11,323
                                                        -----------
                                                        -----------
 Property & Equipment - Net                             $ 4,342,843
                                                        -----------
                                                        -----------

Depreciation expense for one month period amounted to 411,323.00.

NOTE 3. COMMON STOCK: On July 20, 1998, Pentagenic acquired a plant facility consisting of land, building, machinery, equipment and inventory for $4,487,453. One million one hundred thousand shares of common stock (1,100,000), par value, $.001 were issued in exchange for the plant facility. The shares were valued at $4.08 per share. Capital contribution in excess of par value amounted to $4,354,166.

The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value of $0.001 per share, of which 29,083,255 shares were issued and outstanding as of July 31m, 1998. According to management, no Preferred Stock will be issued.

Each share of Common Stock has an equal and ratable right to receive dividends, when, as and if declared by the Company's Board of Directors, out of any funds legally available for the payment thereof. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities.

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the shareholders. Holders of common Stock are not entitled to cumulative voting, conversion or pre-emptive rights. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock to be issued, will be, fully paid and non-assessable.

NOTE 4.  COMMITMENTS:

The Company will be leasing U.S. facilities, personal property, and fixtures. All leases will be on a month-to-month basis and can be canceled by either party by executing a 30-day notice.

The Company is not currently engaged in any legal proceedings that are expected, individually, or in the aggregate, to have a material adverse effect on the Company.

NOTE 5.  STOCK OPTIONS:

On July 1, 1998, the Board of Directors authorized and approved the 1998 Incentive Stock Plan providing for the granting of options or restricted shares of the Company's common stock to the Company's officers, directors, employees, consultants, and others with important business relationships with the Company. The number of shares available under the plan for issuance is 1,000,000 shares of the Company's common stock. The 1,000,000 shares reserved under the plan will be effective as of the closing date of the initial public offering at an exercise price of $.001 per share. Upon issuance of the options, all of such shares of Common Stock representing the conversions of the options shall be duly authorized and validly issued, fully paid and nonassessable shares of the Company and the capital related thereto shall be allocated to the proper account on the books and records of the Company.

                                    PART III

                                INDEX TO EXHIBITS

2.1      Articles of Incorporation
2.2      By-Laws
3.1      Pentagenic Pharmaceuticals, Inc. 1998 Stock Option Plan
6.1 International Distribution Agreement with Rexall Sundown giving the Company exclusive rights to the Rexall Sundown products
6.2 Manufacturing Plant Purchase Agreement dated July 6, 1998, between Fuzhou 851 Marketing Company, Inc. (China) and the Company
6.3 Assignment of Marketing Rights dated July 6, 1998, between Fuzhou 851 Marketing Company, Inc. (China) and the Company
6.4 Distributorship Agreement dated July 15, 1998, between Pentagenic Pharmaceuticals, Inc. and Sun Yang Products, Inc.
6.5 Sales Agreement dated July 8, 1998, between Pentagenic Pharmaceuticals, Inc. and Fortune & Health Enterprises Co., Ltd.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           PENTAGENIC PHARMACEUTICALS, INC.


         Dated July 31, 1998               By:   /s/ Yang Zhen Hua
                                                 -----------------
                                                 Yang Zhen Hua
                                                 CHAIRPERSON OF THE BOARD AND
                                                 CHIEF EXECUTIVE OFFICER

     Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.


                                  /s/ Yang-Zhen Hua
                                  -----------------------------------------
                                  Yang Zhen Hua
                                  CHAIRPERSON OF THE BOARD, CHIEF EXECUTIVE
                                  OFFICER AND PRESIDENT


                                  /S/ DEJIAN LIU
                                  -----------------------------------------
                                  Dejian Liu
                                  DIRECTOR, CHIEF OPERATING OFFICER,
                                  SECRETARY AND TREASURER


                                  /S/ DAVID CHU
                                  -----------------------------------------
                                  David Chu
                                  DIRECTOR AND CHIEF FINANCIAL OFFICER


                                  /S/ JAMES SAKODA
                                  -----------------------------------------
                                  James Sakoda
                                  DIRECTOR AND VICE PRESIDENT


                                  /S/ SHANGPING LIU
                                  -----------------------------------------
                                  Shangping Liu
                                  DIRECTOR AND VICE PRESIDENT 851 CHINA